UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
     SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission file number 1-6905

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUDDICK RETIREMENT AND SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUDDICK CORPORATION
301 S. TRYON STREET, SUITE 1800
CHARLOTTE, NORTH CAROLINA 28202
(704) 372-5404

REQUIRED INFORMATION

     The Ruddick Retirement and Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Accordingly, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

RUDDICK RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

RUDDICK RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits –
December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits –
For the Year Ended December 31, 2008	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year)
as of December 31, 2008	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
     Ruddick Corporation Retirement Plan Committee
Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ruddick Retirement and Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of Ruddick Corporation, as plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruddick Retirement and Savings Plan as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC
Charlotte, North Carolina
June 26, 2009

RUDDICK RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007
	2008	2007
ASSETS
Cash	$15,859	$7,908
Investments, at fair value: (Notes B and C)
Mutual funds	127,376,629	161,796,522
Common collective trust funds	61,615,716	65,359,474
Common stock	149,576,814	209,418,149
Participant loans	15,794,190	14,700,762
	354,363,349	451,274,907
Receivables:
Participant contribution	483,662	267,118
Employer contribution	12,330,941	10,844,541
Participant loan interest	13,839	1,789
	12,828,442	11,113,448
Total Assets	367,207,650	462,396,263

LIABILITIES
Administrative expenses payable	5,750	41,550
NET ASSETS, at fair value	367,201,900	462,354,713

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	458,810	(262,021)
NET ASSETS AVAILABLE FOR BENEFITS	$367,660,710	$462,092,692

The accompanying notes are an integral part of these financial statements.

RUDDICK RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2008

Investment income (loss):
Interest	$1,261,592
Dividends	9,001,791
Net depreciation in fair value of investments (Notes B and C)	(113,144,792)
(102,881,409)
Contributions: (Note A)
Participant	26,984,821
Employer	21,034,391
48,019,212
Deductions:
Benefits paid to participants	(39,024,997)
Administrative expenses	(544,788)
(39,569,785)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(94,431,982)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	462,092,692

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$367,660,710

The accompanying notes are an integral part of these financial statements.

RUDDICK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ruddick Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Ruddick Corporation (the “Company” or “Employer”) sponsors the Plan, which is a defined contribution plan with 401(k) features. The Plan is maintained by the Company for the benefit of its employees and employees of adopting affiliated employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). Under the provisions of the Plan, eligible employees may elect to have the Company make contributions to the Plan on their behalf out of their regular salary and bonus (before state and federal income taxes). Employees become eligible to participate in the Plan after three months of employment. Participants may generally contribute up to 30% of gross pay not to exceed established limits of $15,500 in 2008. Highly compensated employees are subject to additional contribution limitations. In addition to established limits, participants age 50 or older may contribute “catchup” contributions of $5,000 in 2008.

The Plan includes a Company matching contribution at a rate determined at the sole discretion of the Board or its delegate. The match rate was 50% of each individual participant’s contributions in 2007 and 2008. The match rate was set at 0% for participants of American & Efird, Inc. (“A&E”), a wholly owned subsidiary of Ruddick Corporation, effective April 1, 2009. The Company matching contribution is only applicable to the first 4% of compensation (5% in the case of participants of A&E) contributed by participants. The matching contribution is deposited with each payroll contribution. Contributions are subject to certain limitations.

The Plan was restated effective January 1, 2008. The Plan as set forth in this restatement, except as otherwise provided with respect to particular provisions, reflected certain design changes and incorporated prior amendments, including the amendments permitted by and/or required to bring the Plan into compliance with the Pension Protection Act of 2006. In addition, the Plan was amended to accommodate the merger of the Ruddick Employee Stock Ownership Plan into the Plan effective December 28, 2007.

The Plan was amended in 2005 to include an Automatic Retirement Contribution (“ARC”) feature. For each plan year (January 1 – December 31), the Company generally makes an ARC to an individual participant’s account if the participant has completed at least 1,000 hours of service during the 12-month period ending on September 30 of each plan year and is employed by the Company or adopting affiliated employers on the last day (December 31) of the plan year. Contributions are a percentage of the individual participant’s pay, determined on the basis of the combined years of age and years of service as of the last day of the plan year. On May 30, 2008, the Plan was amended to generally eliminate the ARC for A&E employees who are hired or rehired after June 30, 2008.

Participants may elect the investment mix of their contributions, the Company’s matching contribution and their ARC from among various investment options offered by the Plan.

Participants are immediately vested in their contributions plus actual earnings thereon. Once participants stop working for the Company, they may receive the vested value of their account. In-service withdrawals are subject to certain restrictions, and they generally include rollover withdrawals, age 59-1/2 withdrawals, merged ESOP plan withdrawals, certain financial hardship withdrawals and, effective January 1, 2007, qualified reservist distributions. Certain A&E employees may also be eligible to withdraw certain amounts contributed to the American and Efird, Inc. Employees’ Profit Sharing Plan that was previously merged into the Plan. Participants are taxed on their accounts upon withdrawal, except for qualified rollovers into other tax deferred plans.

For Company matching contributions made after January 1, 2002, a participant is fully vested in the contributions plus actual earnings thereon after three years of service. A “Year of Service” requires a minimum of 1,000 hours of service during the vesting computation period with the Company. For Company matching contributions made prior to that, a participant is fully vested after five Years of Service. In general (and except for certain distributions associated with the ARC), payment of any benefit is made in the form of a lump-sum payment as outlined in the Plan document.

For ARCs made before January 1, 2007, a participant is fully vested after completing five Years of Service. For ARCs made on or after January 1, 2007, a participant is fully vested after completing three Years of Service.

A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contribution account and ARCs as of the earlier of (a) distribution to the participant of the participant’s vested balance, or (b) the last day of the first Plan year in which the participant incurs five consecutive Breaks in Service, as defined by the Plan. The forfeited funds are used to offset Employer contributions. During 2008, $577,550 in forfeitures were utilized to offset Employer contributions. The forfeiture balance at December 31, 2008 and 2007 was $463,463 and $624,952, respectively.

Participants may borrow from certain of their fund accounts, subject to certain restrictions and requirements, a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance excluding ARC and merged ESOP accounts. Only one loan per year may be taken, but up to two loans can be outstanding at a time. A third loan, which is not subject to the minimum requirement, may be granted at any time for the sole purpose of applying the proceeds of such third loan to other outstanding loans to avoid or cure a loan default resulting from an administrative error. Except for certain loans relating to a participant’s principal residence, loans must be repaid within five years. Interest on loans outstanding ranged from 5.0% to 9.25%, reflecting the change in interest rates during the last five years. Principal and interest is paid through payroll deductions.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As reported by T. Rowe Price Trust Company (the “Trustee”), Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See below for discussion of fair value measurements.

Net appreciation (depreciation) in fair value of investments is comprised of the net realized and unrealized gains and losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Adoption of New Accounting Standard

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement, and enhances disclosures about fair value measurements, was adopted by the Plan effective January 1, 2008. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. SFAS No. 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 –	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;
Level 2 –

Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 –

Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock
These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds
These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds
These investments are public investments vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Loans to Participants
Loans to participants are valued at amortized cost, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Administrative Expenses

All direct expenses, to the extent allowed by law, are charged to the Plan. Direct expenses include trustee, investment manager, record-keeping, legal, audit, and communication expenses related to the Plan.

Payment of Benefits

Benefit payments to participants are recorded when paid.

NOTE C – INVESTMENTS

Investments, at fair value, as of December 31, 2008 and 2007 are as follows:

	2008	2007
Employer Common Stock	$149,576,814	$209,418,149
Mutual Funds:
T. Rowe Price Associates, Inc. Blue Chip Growth Fund	*	32,000,272
Collective Trust Funds:
T. Rowe Price Associates, Inc. Stable Value Fund	48,944,001	44,332,700
	198,520,815	285,751,121
Aggregate of other individual investments less than 5%	155,842,534	165,523,786
	$354,363,349	$451,274,907

* Balance represents less than 5% of respective year total investments.

The net depreciation in fair value of investments for each category of investments for the year ended December 31, 2008 consists of the following:

Mutual funds	$(66,548,982)
Common collective trust funds	(7,405,114)
Common stock	(39,190,696)
$(113,144,792)

See “Adoption of New Accounting Standard” in Note B above for discussions of the methodologies and assumptions used to determine fair value of the Plan’s investments. Below are the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described in Note B.

	As of December 31, 2008
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$127,376,629			$127,376,629
Common collective trust funds		$61,615,716		61,615,716
Common stock	149,576,814			149,576,814
Participant loans			$15,794,190	15,794,190

Total assets	$276,953,443	$61,615,716	$15,794,190	$354,363,349

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
For the Year Ended December 31, 2008
Participant Loans
Balance, beginning of year	$14,700,762
Interest Income	1,261,592
Loans and Repayments, including interest (net)	(168,164)
Balance, end of year	$15,794,190

NOTE D – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE E – PLAN TERMINATION

The Company expects to continue the Plan indefinitely but has the right to amend or terminate the Plan as necessary. If the Plan were to be terminated, Plan participants would become fully vested in their account balances and all assets of the Plan would be distributed to the individual participants based upon their individual account balances at the date of termination.

NOTE F – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets invested in mutual funds with a fair value of $97,261,786 and $124,339,754 at 2008 and 2007, respectively, and collective trust funds with a fair value of $61,615,716 and $65,359,474 at 2008 and 2007, respectively, are managed by the Trustee or by T. Rowe Price Associates, Inc. (a company related to the Trustee through common ownership). Such transactions qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan to the Trustee for administrative services were $5,000 for the year ended December 31, 2008.

At December 31, 2008 the Plan held 5,409,650 shares of Ruddick Corporation (Plan sponsor) common stock with a fair value of $149,576,814. At December 31, 2007 the Plan held 6,040,327 shares of Ruddick Corporation common stock with a fair value of $209,418,149.

Beginning on September 23, 2008, Fiduciary Counselors, Inc. was retained as an independent investment manager for the Ruddick Corporation Common Stock account within the Plan. Fiduciary Counselors will be responsible for monitoring the Company’s financial condition to determine, in its sole discretion, whether the continued holding or purchase of Common Stock is no longer consistent with ERISA.

NOTE G – RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$367,660,710	$462,092,692
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts	(458,810)	262,021
Net assets available for benefits per the Form 5500	$367,201,900	$462,354,713

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to net loss per the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets available for benefits per the financial statements	$(94,431,982)
Reverse prior year adjustment from contract value to fair value for fully benefit-
responsive investment contracts	(262,021)
Current year adjustment from contract value to fair value for fully benefit-
responsive investment contracts	(458,810)
Net loss per the Form 5500	$(95,152,813)

RUDDICK RETIREMENT AND SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 56-0905940
PLAN NUMBER: 003
December 31, 2008
(a)	(b)	(c)		(d)	(e)
		Description of Investment, including
	Identity of Issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Shares	Cost**	Current Value
		MUTUAL FUNDS
	American Funds	Cap World Growth & Income Fund	216,316		$5,747,507
	American Funds	Growth Fund of America	224,751		4,593,908
	American Funds	Europacific Growth Fund	152,410		4,259,872
	Dryden	Global Real Estate Fund	11,456		140,566
	PIMCO	Total Return Instl Fund	1,005,805		10,198,864
*	T. Rowe Price Associates, Inc.	U.S. Bond Index Fund	127,077		1,353,365
*	T. Rowe Price Associates, Inc.	Retirement 2005 Fund	91,730		792,549
*	T. Rowe Price Associates, Inc.	Retirement 2010 Fund	445,707		4,996,378
*	T. Rowe Price Associates, Inc.	Retirement 2015 Fund	842,691		6,994,336
*	T. Rowe Price Associates, Inc.	Retirement 2020 Fund	964,551		10,716,157
*	T. Rowe Price Associates, Inc.	Retirement 2025 Fund	979,723		7,778,997
*	T. Rowe Price Associates, Inc.	Retirement 2030 Fund	673,821		7,519,846
*	T. Rowe Price Associates, Inc.	Retirement 2035 Fund	639,643		4,982,818
*	T. Rowe Price Associates, Inc.	Retirement 2040 Fund	609,669		6,755,133
*	T. Rowe Price Associates, Inc.	Retirement 2045 Fund	753,463		5,560,554
*	T. Rowe Price Associates, Inc.	Retirement 2050 Fund	151,731		940,733
*	T. Rowe Price Associates, Inc.	Retirement 2055 Fund	144,787		887,546
*	T. Rowe Price Associates, Inc.	Retirement Income Fund	265,757		2,742,616
*	T. Rowe Price Associates, Inc.	Personal Strategy Balanced Fund	840,315		11,100,550
*	T. Rowe Price Associates, Inc.	Value Fund	219,626		3,327,340
*	T. Rowe Price Associates, Inc.	Small Cap Value Fund	133,963		3,148,120
*	T. Rowe Price Associates, Inc.	Blue Chip Growth Fund	767,699		17,664,748
	Vanguard	Capital Opportunity	62,766		2,934,307
	Vanguard	Explorer Growth	57,167		2,239,819
		Total Mutual Funds			127,376,629

		COLLECTIVE TRUST FUNDS
*	T. Rowe Price Associates, Inc.	Stable Value Fund, at fair value	49,402,811		48,944,001
*	T. Rowe Price Associates, Inc.	Equity Index Trust	461,461		12,671,715
		Total Collective Trust Funds			61,615,716

		COMMON STOCK
*	Ruddick Corporation	Common Stock	5,409,650		149,576,814

		PARTICIPANT LOANS
*	Participant Loans	Interest rates ranging from 5.0%
		to 9.25%, maturing through
		January 2014.			15,794,190

					$354,363,349

*	Party-in-Interest to the Plan
**	Cost omitted for participant directed investments.

Signatures

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUDDICK RETIREMENT AND SAVINGS PLAN

	By:	Ruddick Corporation, as Plan Sponsor

Date: June 26, 2009	By:	/s/ JOHN B. WOODLIEF	.
Vice President – Finance and
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.
23	Consent of Dixon Hughes PLLC